

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

April 18, 2018

Alexander G. Babey
Mid-Southern Bancorp, Inc.
President and Chief Executive Officer
300 North Water Street
Salem, IN 47167

> **Re: Mid-Southern Bancorp, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 23, 2018**
> **File No. 333-223875**

Dear Mr. Babey:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

How We Determined the Offering Range….., page 6

2. The Exchange Ratios presented agree with those presented in the Table on page 116, however, they do not agree with those disclosed in the first paragraph on page 116. Please reconcile or advise.

<u>We face significant operational risks because the financial services business involves a high volume of transactions and increased reliance on technology, including risk of loss related to cyber-security breaches, page 26</u>

3. In this risk factor you discuss the potential impact of operational risks. Have you suffered any significant losses or other damages as a result of operational risks, or has your controls testing indicated that you have a significant deficiency? Please revise to provide a description of any cyber incidents that you have experienced that are individually, or in the aggregate, material, including a description of the costs and other consequences and to provide the investor with an idea of the likelihood that a risk may impact your results and the potential impact on your assets and earnings. Refer to CF Disclosure Guidance: Topic No. 2 and Regulation S-K Item 503(c).

<u>Cyber-attacks or other security breaches could adversely affect our operations, net income or reputation, page 27</u>

4. Please clarify whether you have experienced any of the referenced types of breaches. Refer to CF Disclosure Guidance: Topic No. 2.

<u>Market for the Common Stock, Page 39</u>

5. Please expand to clarify that the shares of common stock of Mid-Southern Bancorp and those of Mid-Southern Savings Bank represent different economic interests and the market prices of Mid-Southern Savings Bank stock before completion of the conversion and offering and the market prices of Mid-Southern Bancorp stock after the conversion and offering will be different.

<u>The Conversion And Offering</u>

<u>Stock Pricing and Number of Shares to be Issued, page 118</u>

6. We note that there appears to be a significant variation in asset size among the peer group companies as compared to each other and as compared to Mid-Southern Bancorp, as referenced in the table on page 7. Please revise to explain in greater detail how Keller and Company concluded that these companies could be considered the company's "peers" and therefore used in determining its appraised value.

7. We note the downward adjustments made in the appraisal for earnings performance; market area; assets, loans and deposit growth; dividends; liquidity of the stock; subscription interest and marketing of the issue. Please discuss these adjustments and the associated conclusions of Keller and Company in the prospectus.

<u>Report of Independent Registered Public Accounting Firm, page 78</u>

8. Please revise your next amendment to have your independent auditor opine on the financial statements as required by Article 8-01(a) of Regulation S-X. Please update your accounting consent in Exhibit 23 as well.

<u>Part II.</u>
<u>Exhibit 5</u>

9. We note that the legal opinion does not indicate the number of shares being opined on. Please have counsel revise or advise. Please refer to Section II.B. of Staff Legal Bulletin No. 19 and Item 601(b)(5)(i) of Regulation S-K.

10. Please have counsel remove the assumptions in the fifth paragraph that the registration statement and any amendments thereto will comply with all applicable laws and that the registration statement will comply with all applicable laws at the time the common stock is offered, as these assumptions undermine the legal conclusion stated in the opinion. Please refer to Section II.B.3.a. of Staff Legal Bulletin No. 19 and Item 601(b)(5)(i) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David S. Irving at 202-551-3321 or Marc Thomas at 202-551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Staff Attorney
Office of Financial Services

Alexander G. Babey
Mid-Southern Bancorp, Inc.
April18, 2018
Page 4

cc: John F. Breyer, Jr., Esq.